FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
For the month of July 2008

Commission File Number: 000-51053

THE9 LIMITED
Building No. 3, 690 Bibo Road
Zhangjiang Hi-tech Park, Pudong New Area
Shanghai 201203, People’s Republic of China
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑                    Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐                    No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
82-           N/A

THE9 LIMITED
Form 6-K

Page

Signature	3
Exhibit 99.1	4

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE9 LIMITED
By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Chairman and Chief Executive Officer

Date: July 7, 2008

Exhibit 99.1
The9 Limited Establishes Joint Venture with T3 Entertainment
Shanghai, China — July 7, 2008. The9 Limited (NASDAQ: NCTY) (“The9”), a leading online game operator in China, today announced that it has entered into an agreement with T3 Entertainment Co. Ltd. (“T3”), a leading online game developer in Korea and developer of the renowned Audition game series, under which the two companies will establish a joint venture to further strengthen their partnerships in the areas of game development and publishing.
Mr. Jun Zhu, The9’s Chairman and Chief Executive Officer, commented: “We are very pleased to further partner with T3 to strengthen The9’s game development capability, especially on casual games, to a new level. Through the joint venture, The9 will be more proactively involved in the development of Audition 2 as well as other games in the Audition game series. The joint venture will also facilitate tighter cooperation and communication between the two companies, adding customized and healthy China-specific colors to the games we’re developing. ”
Mr. Kee-Young Kim, T3’s Chief Executive Officer, commented: “We are much excited to set up the joint venture with The9, which is already an important partner and strategic investor for our company. The joint venture will focus on developing top-notched and fine-tuned games for the Chinese market, and we believe it will prove to be a very strong alliance between the two companies whose resources and strengths well complement each other.”
In addition to supporting the development of the Audition game series, the joint venture will develop a number of high-quality online games targeting the international markets in the near future.
About The9 Limited
The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, Granado Espada, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in mainland China, including Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, HuxleyTM, FIFA Online 2, Audition 2, Field of Honor, Audition and Atlantica. In addition, The9 is also developing various proprietary games, including Warriors of Fate OnlineTM and Fantastic Melody OnlineTM.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For further information, please contact:
Ms. Dahlia Wei
Senior Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com
Website: http://www.corp.the9.com/